Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Supplement No. 4 to Post-Qualification Offering Circular Amendment No. 2 Dated April 28, 2022

FUTURE CARDIA, INC.

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.futurecardia.com

This Offering Circular Supplement No. 4 (the “Supplement”) relates to the Post-Qualification Offering Circular Amendment No. 2, dated April 28, 2022 (the “Offering Circular”) of Future Cardia, f/k/a Oracle Health, Inc.(the “Company”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 2,355,221 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $4,710,442 (the “Offering”).

This Supplement should be read in conjunction with the Offering Circular, the Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2022, the Offering Circular Supplement No. 2 filed with the SEC on July 25, 2022, the Offering Circular Supplement No. 3 filed with the SEC on August 19, 2022 (the “Prior Supplements”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements and may not be delivered without the Offering Circular and the Prior Supplements.

This Supplement is being filed to update the disclosure relating to the termination of the offering as follows:

Termination of the offering:

The Company intends to terminate the Offering for its common stock described in the Offering Circular and the Prior Supplements on September 7, 2022. No further subscriptions will be accepted for the current Offering after September 7, 2022 (the “Termination Date”). The Company retains the right to continue the Offering beyond the Termination Date, in its sole discretion. None of the terms of the Offering have been changed.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 4 to Offering Circular is September 7, 2022